SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*

                     POLARIS INDUSTRIES INC.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                            731068102
                         (CUSIP Number)

                      Victor K. Atkins, Jr.
                      33 Flying Point Road
                     Southampton, NY  11968
                        (516) 283-1915
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 22, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.   731068102               Page  2    of  10   Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Victor K. Atkins, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                       (a)|   |
                                       (b)| X |

3  SEC USE ONLY

4  SOURCE OF FUNDS*

      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)              /    /


6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

 NUMBER OF       7    SOLE VOTING POWER   1,393,818
 SHARES
 BENEFICIALLY    8   SHARED VOTING POWER    0
 OWNED BY
  EACH           9   SOLE DISPOSITIVE POWER  1,393,818
 REPORTING
 PERSON         10   SHARED DISPOSITIVE POWER   0
 WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,393,818

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                  /  /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.70%

 14  TYPE OF REPORTING PERSON*

       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

Item 1.   Security and Issuer.

     This Schedule 13D (the "Schedule 13D") filed by Victor K. Atkins, Jr. relates to the common stock, par value $.01 per share (the "Common Stock"), of Polaris Industries Inc., a Minnesota corporation (the "Corporation"), having its principal executive offices at 1225 Highway 169 North, Minneapolis, Minnesota 55441.

Item 2.   Identity and Background.

     Victor K. Atkins, Jr. is a citizen of the United States of America, and his business address is 33 Flying Point Road, Southampton, NY 11968. His present principal employment is as a private investor.

     Mr. Atkins and W. Hall Wendel, Jr. are parties to an agreement dated as of August 25, 1994, a copy of which is attached as Exhibit 1 hereto (the "Wendel-Atkins Agreement"), which provides, among other things, that for so long as Mr. Atkins owns no less than 3% of the outstanding voting securities of the Corporation, he will vote such securities in favor of the Corporation's nominees for election to its Board of Directors. By reason of the Wendel-Atkins Agreement, Messrs. Atkins and Wendel may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; however, Mr. Atkins disclaims membership in any such group.

     During the last five years, Mr. Atkins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On December 22, 1994, in a series of transactions pursuant to which the Partnership ceased to be publicly held and become a direct and indirect wholly-owned subsidiary of the Corporation (collectively, the "Transaction"), Mr. Atkins received 1,393,818 shares of the Corporation's Common Stock (the
"Shares") in exchange for his interests in the Partnership and certain affiliates thereof.

Item 4.   Purpose of Transaction.

     Mr. Atkins' current intention is to hold the Shares for investment purposes; however, he may from time to time make charitable donations of some Shares.

Item 5.   Interest in Securities of the Issuer.

     Mr. Atkins has sole voting and dispositive power with respect to 1,393,818 Shares, representing 7.70% of the outstanding Common Stock.

     Mr. Atkins has not effected any transaction involving the Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer.

     Mr. Atkins is a party to the Wendel-Atkins Agreement. The Wendel-Atkins Agreement provides, among other things, that for so long as Mr. Atkins owns no less than 3% of the outstanding voting securities of the Corporation, he will vote such securities in favor of the Corporation's nominees for election to its Board of Directors.

Item 7.   Material to be Filed as Exhibits.

 Exhibit                                                     Page

     (1) Agreement, dated as of August 25, 1994, by and between W. Hall Wendel, Jr. and Victor K.
          Atkins, Jr.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 22, 1994


                              /s/ Victor K. Atkins, Jr.

                              Victor K. Atkins, Jr.